Exhibit 12(b)
PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Millions of Dollars)

	12 Months Ended March 31,	12 Months Ended December 31,
	2007	2006 (c)	2005 (c)	2004 (c)	2003 (c)	2002 (c)
Fixed charges, as defined:
Interest on long-term debt	$315	$296	$259	$255	$149	$169
Interest on short-term debt and other interest	21	16	26	23	25	52
Amortization of debt discount, expense and premium - net	2	(1)	7	(6)	31	9
Estimated interest component of operating rentals	15	15	15	17	31	21
Preferred securities distributions of subsidiaries on a pre-tax basis					8	12

Total fixed charges (a)	$353	$326	$307	$289	$244	$263
Earnings, as defined:
Net income (b)	$635	$682	$566	$634	$784	$171
Preferred security dividend requirement					5	9
Less undistributed income (loss) of equity method investments	4	4	2			(8)
	631	678	564	634	789	188
Add:
Income taxes	158	183	82	217	178	280
Total fixed charges as above (excluding capitalized interest, preferred security distributions of subsidiaries on a pre-tax basis and interest expense related to discontinued operations)	295	276	272	262	209	212

Total earnings	$1,084	$1,137	$918	$1,113	$1,176	$680

Ratio of earnings to fixed charges	3.1	3.5	3.0	3.9	4.8	2.6

(a)	Interest on unrecognized tax benefits is not included in fixed charges.
(b)	Net income excludes minority interest, income (loss) from discontinued operations and the cumulative effects of changes in accounting principles.
(c)
Certain line items have been revised due to the planned sale of the Latin American businesses and the related reclassification of prior period operating results to "(Loss) Income from Discontinued Operations."